SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

Commission File Number 1-14958

National Grid USA Companies’
Incentive Thrift Plan
National Grid USA
40 Sylvan Rd
Waltham, MA 02451-1120
National Grid plc
1-3 Strand
London WC2N 5EH
England

REQUIRED INFORMATION

The financial statements required by Form 11-K are filed as exhibits and incorporated herein by reference.

EXHIBITS

99.1	Financial statements of National Grid USA Companies’ Incentive Thrift Plan

99.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the National Grid USA Service Company, Inc. Retirement Plans Committee (the Plan Administrator for the National Grid USA Companies’ Incentive Thrift Plan II) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL GRID USA COMPANIES’ INCENTIVE THRIFT PLAN

Date: June 16, 2026	By	/s/ David Campbell
David Campbell
Chairperson, National Grid USA Service Company, Inc. Retirement Plan Committee

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